Exhibit 20.6

Fellow Stockholders                                    July 24, 1998

The second quarter of 1998 was one of the more eventful quarters in the history of Tellabs, for several reasons. Certainly it is one of the most pleasant to report upon in terms of financial results, as the company set quarterly records for both revenue and earnings, but several other events occurred during the period that are worth noting, too.

Revenue for the quarter amounted to nearly $388 million, an all-time record for any quarter and 32.5 percent over revenue of $292.7 million for the second quarter of 1997. For the first six months of 1998, revenue amounted to $715.2 million, also 32.5 percent above the $539.8 million reported for the first half of last year and easily our best first-half performance ever.

Net income for the second quarter was $119 million, well above the $58.8 million the company earned in the second quarter a year ago. This number and those that follow are a little misleading without further explanation, however, and that explanation is forthcoming. For the first half of 1998, net income was $187.3 million. Net income for the first half of 1997 was $121.8 million. Diluted per-share earnings for the second quarter and the first six months of 1998 were 63 cents and $1.00, respectively. Second quarter diluted earnings per share last year were 32 cents, and for the first half of this year, 66 cents, subject to the same explanation promised earlier.

And now for the explanation: During the second quarter of this year, Tellabs realized a sizable pre-tax gain on the sale of stock held as an investment, pursuant to a planned program to reduce its holdings in Advanced Fibre Communications, a company in which we had made an early investment. The gain from the sale of the AFC stock amounted to $73.4 million. Also during the quarter, the company determined that assets related to our purchase of the former Steinbrecher Corporation, still on the books as our Wireless Systems Division, were no longer appropriate and took a pre-tax write-off amounting to $24.8 million. Had these transactions not occurred during the quarter, earnings for the quarter would have shown an increase of nearly 47 percent over those for the second quarter of 1997 and diluted earnings per share would have amounted to 46 cents.

Both of those extraordinary transactions affect first-half results too, of course. Moreover, during the first half of last year, the company realized a gain amounting to 7 cents a share on sales during the first quarter of AFC stock. Had none of these transactions occurred, diluted earnings per share for the first six months this year would have amounted to 83 cents, compared with 59 cents in 1997. (This quarter also sets an all-time record for complexity of the earnings statement!)


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As has been the case for some time now, the robust revenue and earnings numbers derive from two primary product lines, the TITAN (a registered trademark of Tellabs Operations, Inc.) family of digital cross-connect products and the MartisDXX (a trademark of Tellabs Oy) digital multiplexer. Sales of the TITAN 5500 digital cross-connect system during the first half of 1998 were well above our expectations and almost 46 percent ahead of last year's first-half revenue. The primary driver here is the need by service providers to manage increasing amounts of traffic and a growing facilities base. While not up as dramatically, sales of the MartisDXX digital multiplexer product were also well above last year's levels, as were sales of echo cancellers, though both of these products were adversely affected by the ongoing problems in the Asia-Pacific region.

During the quarter, Tellabs announced a major strategic initiative, the agreement to merge with CIENA Corporation, a company with leading-edge technology and products in the dense-wave-division-multiplexing area. Wave-division multiplexing is an increasingly popular technique for dramatically increasing the capacity of optical fiber facilities and the forerunner of optical networking. We believe that CIENA has state-of-the-art technology in both products and manufacturing resources, and we are extremely pleased that Pat Nettles and the CIENA organization are joining us in building a truly major company in this most exciting industry. We anticipate that the merger will close during the current third quarter.

And finally, as a sequel to our first-quarter announcement of a definitive agreement to acquire Coherent Communications Systems Corporation, both we and Coherent were asked by the Department of Justice for more information as part of its Hart-Scott-Rodino review. Tellabs and Coherent have been advised by the U.S. Department of Justice that the Department has completed its review of the merger and has determined to take no further action. Consequently, we anticipate the closing of the merger in early August.

Clearly, things are gaining momentum here. We appreciate the support and encouragement of our customers, employees and stockholders as we continue to address the challenges and opportunities of modern-day telecommunications.

Sincerely,

s\ Michael J. Birck
-----------------------

   Michael J. Birck
Chief Executive Officer





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Second Quarter Earnings Release (website link to this information which is attached hereto as Exhibit 20.7)

     Results of Operations

     Condensed Consolidated Balance Sheet


Common Stock Market Data

Tellabs' common stock is listed on The Nasdaq Stock Market under the symbol TLAB and appears in most daily newspaper stock tables as Tellabs. At July 20, 1998, there were approximately 3,700 stockholders of record. Tellabs is a component of the Nasdaq-100 Index and the Standard & Poor's 500 Index.

10-K Report

Stockholders may obtain without charge a copy of the Tellabs 1997
Form 10-K as filed with the Securities and Exchange Commission upon request to:

     Secretary
     Tellabs, Inc.
     4951 Indiana Avenue
     Lisle, Illinois 60532 U.S.A.
     Edgar Archives

For Tellabs investor relations contact:

     Tom Scottino
     1.630.378.7504
     tom.scottino@tellabs.com

Except for historical information, the matters discussed or incorporated by reference in this letter are forward-looking statements that involve risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, research and new product development, protection of and access to intellectual property, patents, and technology, ability to attract and retain highly qualified personnel, availability of components and critical manufacturing equipment, ability of vendors and third parties to respond to Year 2000 issues, facility construction and start-ups, the regulatory and trade environment, the availability and terms of future acquisitions and the uncertainties relating to the synergies, charges, and expenses associated with the proposed mergers described in the Company's filings, as well as other risks that may be detailed from time to time in Tellabs' filings with the Securities and Exchange Commission. Tellabs' actual future results could differ materially from those discussed here. Tellabs undertakes no obligation to revise or update these forward-looking statements.

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